Exhibit 99.2

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

In re
Chapter 11
AMBAC FINANCIAL GROUP, INC.,
Case No. 10-15973 (SCC)
Debtor.

INTERIM ORDER PURSUANT TO SECTIONS

105(a), 345, 363, AND 364 OF THE BANKRUPTCY CODE AND

BANKRUPTCY RULES 6003 AND 6004 (I) AUTHORIZING DEBTOR TO CONTINUE

USING EXISTING CASH MANAGEMENT SYSTEM AND BANK ACCOUNTS AND

HONOR RELATED PREPETITION OBLIGATIONS, (II) EXTENDING DEBTOR’S

TIME TO COMPLY WITH SECTION 345(b) OF THE BANKRUPTCY

CODE, AND (III) SCHEDULING A FINAL HEARING

Upon the motion dated as of November 8, 2010 (the “Motion”),1 of Ambac Financial Group, Inc., as debtor and debtor in possession (the “Debtor”), for an interim order, pursuant to sections 105(a), 345, 363, and 364 of title 11 of the United States Code (the “Bankruptcy Code”) and Rules 6003 and 6004 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), (i) authorizing the Debtor to continue operating its cash management system (the “Cash Management System”), including the movement of funds between the Debtor and its nondebtor affiliates and utilization of existing bank accounts, (ii) extending the time by which the Debtor must comply with the deposit and investment requirements of section 345(b) of the Bankruptcy Code, and (iii) scheduling a final hearing to consider granting the relief requested herein on a permanent basis (the “Final Hearing”), all as more fully described in the Motion; and the Court having jurisdiction to consider the Motion and the relief requested therein in accordance with 28

[1]	Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Motion.

U.S.C. §§ 157 and 1334 and the Standing Order M-61 Referring to Bankruptcy Judges for the Southern District of New York Any and All Proceedings Under Title 11, dated July 10, 1984 (Ward, Acting C.J.); and consideration of the Motion and the relief requested therein being a core proceeding pursuant to 28 U.S.C. § 157(b); and venue being proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409; and no trustee, examiner, or statutory creditors’ committee having been appointed in this chapter 11 case, and due and proper notice of the Motion having been provided, and it appearing that no other or further notice need be provided; and a hearing having been held to consider the relief requested in the Motion (the “Hearing”); and upon the Affidavit of David W. Wallis in Support of the Debtor’s Chapter 11 Petition and First Day Motions and Pursuant to Local Rule 1007-2, the record of the Hearing, and all of the proceedings had before the Court; and the Court having found and determined that the relief sought in the Motion is in the best interests of the Debtor, its estate and creditors, and all parties in interest, and that the legal and factual bases set forth in the Motion establish just cause for the relief granted herein; and after due deliberation and sufficient cause appearing therefore, it is

ORDERED that the Motion is granted on an interim basis, as may be modified herein; and it is further

ORDERED that the Debtor is authorized and empowered, pursuant to sections 105(a) and 363(c) of the Bankruptcy Code, to continue to manage its cash pursuant to the Cash Management System maintained by the Debtor prior to the Commencement Date and to collect, concentrate, transfer, disburse, and invest cash in accordance with the Cash Management System, including through postpetition transfers to and from nondebtor affiliates; and it is further

ORDERED that, pursuant to section 364(a) of the Bankruptcy Code, the Debtor is authorized, in connection with the ordinary course operation of its Cash Management System, to obtain unsecured credit and incur unsecured debt in the ordinary course of business in connection with the Cash Management System without notice and a hearing, including through intercompany transfers; and it is further

ORDERED that the Debtor shall maintain accurate records of all transfers and transactions within the Cash Management System so that all postpetition transfers and transactions shall be adequately and promptly documented in, and readily ascertainable from, its books and records, in the same manner maintained by the Debtor prior to the Commencement Date; and it is further

ORDERED that the Debtor is authorized to (i) designate, maintain, and continue to use any or all of the Bank Accounts listed on Schedule 1, attached hereto, in the names and with the account numbers existing immediately prior to the Commencement Date, (ii) deposit funds in and withdraw funds from such accounts by all usual means including, without limitation, wire transfers, automated clearinghouse transfers, and other debits, (iii) pay related fees or service charges to any of the Banks listed on Schedule 1, and (iv) treat its prepetition Bank Accounts for all purposes as debtor in possession accounts; and it is further

ORDERED that all Banks at which the Debtor maintains Bank Accounts as of the Commencement Date are authorized and directed to continue to maintain, service, and administer the Bank Accounts without interruption and in the usual and ordinary course, and to receive, process, honor, and pay any and all wire or other transfers by the holders or makers thereof, as the case may be; provided, however, that the Banks shall not process and honor any prepetition wire or other transfers unless the payment of such prepetition obligation is expressly authorized by this Court; and it is further

ORDERED that nothing contained herein shall prevent the Debtor from opening any additional bank accounts or closing any existing Bank Account(s) as it may deem necessary and appropriate and the Banks are authorized to honor the Debtor’s requests to open or close, as the case may be, such Bank Accounts or additional bank accounts; provided, however, that any new bank account shall be with a bank that is an authorized depository or a bank account that is insured with the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation and that is organized under the laws of the United States or any State therein; provided further, however, that notice of the opening or closing of any account shall be given to the Office of the United States Trustee for the Southern District of New York (the “U.S. Trustee”); and it is further

ORDERED that the Debtor shall have a 30-day extension (or such additional time to which the U.S. Trustee may agree) from the entry of this interim order, without prejudice to its ability to seek further extensions, of the time period to either comply with section 345(b) of the Bankruptcy Code or to make other arrangements that are acceptable to the U.S. Trustee, and the Debtor is relieved from the obligations pursuant to section 345(b) of the Bankruptcy Code to obtain a bond from any entity for any Bank Account; and it is further

ORDERED that in the event that the Commissioner of Insurance of the State of Wisconsin, in his general capacity, in his capacity as the Rehabilitator in the matter entitled In the Matter of the Rehabilitation of the Segregated Account of Ambac Assurance Corporation, which is pending in the Circuit Court of Dane County, Wisconsin as Case No. 10 CV 1576, or in his capacity in any related rehabilitation case, whether directly or by and through his authorized agents (collectively, “OCI”), (i) files a rehabilitation proceeding in respect of Ambac Assurance Corporation (“AAC”), and (ii) elects to interfere with or prevent AAC from continuing to perform in the ordinary course of business in the implementation of the Cash Management System, as it may be modified from time to time, or to otherwise adopt the position that AAC need not reimburse the Debtor for any expenses that the Debtor advances on behalf of AAC or AAC’s subsidiaries under the Cash Management System, such that OCI’s action would reduce the amount of the cash and securities owned by the Debtor after giving effect to the reconciliation described in (a), below (a “Cash Management Modification”), then, following the filing of such a rehabilitation proceeding, OCI agrees to: (a) direct AAC to settle and pay any undisputed amounts owed by AAC to the Debtor pursuant to the Cash Management System, as it may be modified from time to time, provided that the Debtor agrees to simultaneously settle and pay any undisputed amounts owed by the Debtor to AAC pursuant to the Cash Management System, as it may be modified from time to time, and (b) provide five business days’ advance written notice to the Debtor and any statutory creditors’ committee appointed in this case of OCI’s intent to make a Cash Management Modification, which notice shall indicate what amounts have been paid, if any, in accordance with the reconciliation in (a) above. Notwithstanding the foregoing, for the avoidance of any doubt, nothing in this Interim Order shall be deemed to limit OCI’s ability and exclusive jurisdiction to file a rehabilitation proceeding in respect of AAC; and it is further

ORDERED that Bankruptcy Rule 6003 has been satisfied, and notwithstanding the applicability of Bankruptcy Rule 6004(h), the terms and conditions of this Interim Order shall be immediately effective and enforceable upon its entry; and it is further

ORDERED that the Final Hearing to consider entry of a final order granting the relief requested in the Motion on a final basis (the “Final Order”) is scheduled for November 30, 2010 at 2:00 p.m. before the Honorable Shelly C. Chapman, United States Bankruptcy Judge, in

Courtroom 610 at the United States Bankruptcy Court for the Southern District of New York, One Bowling Green, New York, New York 10004. Any party in interest objecting to the entry of the Final Order shall file written objections with the Clerk of the Court no later than 4:00 p.m. (prevailing Eastern Time) on November 23, 2010, which objections shall be served so as to be received on or before such date by (i) counsel to the Debtor, Dewey & LeBoeuf LLP, Attn: Allison H. Weiss, Esq., 1301 Avenue of the Americas, New York, New York 10019; (ii) the Office of the United States Trustee for the Southern District of New York, Attn: Brian S. Masumoto, 33 Whitehall Street, 21st Floor, New York, New York 10004; and (iii) counsel to any statutory committee appointed in this case; and it is further

ORDERED that this Court shall retain jurisdiction with respect to all matters arising from or relating to the interpretation or implementation of this Interim Order.

Dated:	November 12, 2010
New York, New York

/S/ Shelley C. Chapman
UNITED STATES BANKRUPTCY JUDGE

SCHEDULE 1

Bank Accounts

Bank	Account Name	Account Number	Balance as of Commencement Date (Cash)	Balance as of Commencement Date (Securities)

BNY Mellon	Long Term Assets Account	xx3982	$0	$22,500,000

BNY Mellon	Long Term Assets Money Market Account	xx3982[1]	$40,678,527.17	$0

BNY Mellon	Treasury Stock Account	Investor Id# xxxxxxxx0926	$0	$0

BNY Mellon	GBP Account	xxxxxx8232	$0	$0

BNY Mellon	Operating Money Market Account	xx3966	$0	$0

Citibank, N.A. (New York)	Operating Account	xxxx9478	$350.45	$0

Citibank, N.A. (Delaware)	FSA Account	xxxx0213	$1753.72	$0

Citibank, N.A. (Delaware)	Payroll Account	xxxx0248	$71,010.74	$0

[1]	The Long Term Assets Account and the Long Term Assets Money Market Account bear the name account number.